UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,052,865*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,052,865*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,052,865*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.91%*

14.	TYPE OF REPORTING PERSON

IA

* The percent of class is calculated based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018. The number of Common Stock reported herein is comprised of (i) 2,609,039 shares of Common Stock and (ii) 7,443,826 additional shares of Common Stock issuable to WMP, WCP, WAP (as defined in Item 2), and a certain other WA Private Fund upon the exercise of 2,446,026 Series C Warrants and 4,997,800 Series D Warrants (as defined in Item 4). However, these figures do not include any Future Warrants (as defined in Item 4) the Reporting Persons expect to receive pursuant to the warrant election described in the Certificate of Designations of the Series A Preferred Shares in Issuer’s Exhibit 3.1 to its Schedule 8-K, dated as of February 1, 2018, a copy of which is being filed as Exhibit W hereto and is incorporated by reference (the “Series A Preferred Shares Certificate”). Moreover, the figure in Row 13 was, for the avoidance of doubt, calculated without including any Common Stock that are expected to be outstanding as of the Series A Preferred Shares Conversion Date (as defined in Item 4). As a result, the Reporting Persons’ beneficial ownership is subject to change on or around the Series A Preferred Shares Conversion Date.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,052,865*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,052,865*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,052,865*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.91%*

14.	TYPE OF REPORTING PERSON

OO

* The percent of class is calculated based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018. The number of Common Stock reported herein is comprised of (i) 2,609,039 shares of Common Stock and (ii) 7,443,826 additional shares of Common Stock issuable to WMP, WCP, WAP and a certain other WA Private Fund upon the exercise of 2,446,026 Series C Warrants and 4,997,800 Series D Warrants. However, these figures do not include any Future Warrants the Reporting Persons expect to receive pursuant to the warrant election described in the Series A Preferred Shares Certificate. Moreover, the figure in Row 13 was, for the avoidance of doubt, calculated without including any Common Stock that are expected to be outstanding as of the Series A Preferred Shares Conversion Date. As a result, the Reporting Persons’ beneficial ownership is subject to change on or around the Series A Preferred Shares Conversion Date.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,020,733*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,020,733*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,020,733*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.11%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018. The number of Common Stock reported herein is comprised of (i) 1,582,395 shares of Common Stock and (ii) 4,438,338 additional shares of Common Stock issuable to WMP upon the exercise of 1,458,434 Series C Warrants and 2,979,904 Series D Warrants. However, these figures do not include any Future Warrants WMP expects to receive pursuant to the warrant election described in the Series A Preferred Shares Certificate. Moreover, the figure in Row 13 was, for the avoidance of doubt, calculated without including any Common Stock that are expected to be outstanding as of the Series A Preferred Shares Conversion Date. As a result, WMP’s beneficial ownership is subject to change on or around the Series A Preferred Shares Conversion Date.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,004,934*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,004,934*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,934*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.22%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018. The number of Common Stock reported herein is comprised of (i) 510,491 shares of Common Stock and (ii) 1,494,443 additional shares of Common Stock issuable to WCP upon the exercise of 491,070 Series C Warrants and 1,003,373 Series D Warrants. However, these figures do not include any Future Warrants WCP expects to receive pursuant to the warrant election described in the Series A Preferred Shares Certificate. Moreover, the figure in Row 13 was, for the avoidance of doubt, calculated without including any Common Stock that are expected to be outstanding as of the Series A Preferred Shares Conversion Date. As a result, WCP’s beneficial ownership is subject to change on or around the Series A Preferred Shares Conversion Date.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,472,223*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,472,223*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,472,223*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.18%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018. The number of Common Stock reported herein is comprised of (i) 374,851 shares of Common Stock and (ii) 1,097,372 additional shares of Common Stock issuable to WAP upon the exercise of 360,592 Series C Warrants and 736,780 Series D Warrants. However, these figures do not include any Future Warrants WAP expects to receive pursuant to the warrant election described in the Series A Preferred Shares Certificate. Moreover, the figure in Row 13 was, for the avoidance of doubt, calculated without including any Common Stock that are expected to be outstanding as of the Series A Preferred Shares Conversion Date. As a result, WAP’s beneficial ownership is subject to change on or around the Series A Preferred Shares Conversion Date.

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (v) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership ("WAP"), and (vi) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)

The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)	WA manages and advises private investment funds, including WMP, WCP, and WAP (the "WA Private Funds"). WB GP serves as general partner of private investment funds, including WMP, WCP, and WAP. The principal business of WMP, WCP, and WAP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On July 25, 2018, the Issuer announced that the holders of 77.3% of the outstanding shares of the Issuer's Series A Preferred Shares consented to the conversion of all outstanding shares of the Series A Preferred Shares (the "Series A Preferred Shares Conversion") into shares of Common Stock and/or currently unnamed warrants of the Issuer with terms identical to those of Series C Warrants (the "Future Warrants"), upon which each holder of Series A Preferred Shares will receive, for each share of Series A Preferred Shares being converted, on September 5, 2018, (the “Series A Preferred Shares Conversion Date”), 3,271.4653 shares of Common Stock, or, if a warrant election is made, 3,271.4653 Future Warrants (with shares of Common Stock or Future Warrants, as applicable, issued in whole integral multiples, rounded down in lieu of any fractional shares or warrants, as applicable).  WMP, WCP, WAP and a certain other WA Private Fund, as holders thereof, elected to receive solely Future Warrants.  The Issuer anticipates that it will issue approximately 109 million new shares upon conversion of the Series A Preferred Shares, subject to the rights of certain holders to receive Future Warrants in lieu of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 10,052,865 Shares, constituting 44.91% of the Shares of the Issuer, based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,052,865 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 10,052,865 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 10,052,865 Shares, constituting 44.91% of the Shares of the Issuer, based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,052,865 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 10,052,865 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 6,020,733 Shares, constituting 31.11% of the Shares of the Issuer, based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,020,733 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 6,020,733 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 2,004,934 Shares, constituting 12.22% of the Shares of the Issuer, based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,004,934 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,004,934 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 1,472,223 Shares, constituting 9.18% of the Shares of the Issuer, based on 14,940,156 shares of Common Stock issued and outstanding as of May 8, 2018 based on the 10-Q filed by the Issuer on May 8, 2018.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,472,223 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,472,223 Shares.

(c)  The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit D.

(d)  Certain Shares are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner.  None of these investment funds individually own more than 5% of the outstanding shares, except for WMP, WCP, and WAP.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On July 5, 2018, the Issuer entered into a third amendment to the New Credit Agreement ("NCA Amendment No. 3") among the Borrower and the other guarantors party thereto, the Credit Agreement Lenders and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the Lenders. NCA Amendment No. 3, among other things, increases the aggregate maximum commitment by the Credit Agreement Lenders to $30,000,000. After giving effect to NCA Amendment No. 3, there was an outstanding balance of $30.0 million on July 5, 2018.

The summary of NCA Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the Issuer's Exhibit 10.1 to its Schedule 8-K, dated as of July 30, 2018, a copy of which is being filed as Exhibit AB hereto and is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:  Board Members of Whitebox General Partner LLC

Exhibit D: Schedule of Transactions in the Common Stock by the Reporting Persons

Exhibit W: Certificate of Designations of 8.0% Cumulative Perpetual Series A Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

Exhibit AB: Exhibit 10.1 to the Issuer's Schedule 8-K, dated as of July 30, 2018 (incorporated herein by reference to Exhibit 10.1 of the Schedule 8-K filed by the Issuer on July 30, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2018
(Date)

Whitebox Advisors LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox Multi-Strategy Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox Credit Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox Asymmetric Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 7, dated August 2, 2018, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

August 2, 2018
(Date)

Whitebox Advisors LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox Multi-Strategy Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Whitebox Credit Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

  Whitebox Asymmetric Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA

Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA

Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA

Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA

Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA

Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA

Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA

Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA

Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA

Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA

Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA

Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA

Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA

Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA

Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA

Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA

Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA

Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit D

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

7/25/2018	Series A Preferred	N/A	8,936	N/A
7/25/2018	Future Warrants	29,233,812	N/A	N/A

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

7/25/2018	Series A Preferred	N/A	5,327	N/A
7/25/2018	Future Warrants	17,427,095	N/A	N/A

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

7/25/2018	Series A Preferred	N/A	1,794	N/A
7/25/2018	Future Warrants	5,869,008	N/A	N/A

Schedule of Transactions by Whitebox Asymmetric Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

7/25/2018	Series A Preferred	N/A	1,318	N/A
7/25/2018	Future Warrants	4,311,791	N/A	N/A